Norske Skog

Skogn, 2002-04-03

United States Securities and Exchange Commission
Washington DC 20549
USA

SEC MAIL PROCESSING SECTION RECEIVED APR 15 2002 152 WASH., D.C.

02028798

SUPPL

Information - file 82-5226

Please find enclosed copy of document sent to Oslo Stock Exchange today April 3, 2002.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

Oddrunn Ringstad

Oddrunn Ringstad

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

Enclosure: Message to Oslo Stock Exchange April 3, 2002

Norske Skogindustrier ASA

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
Foretaksregisteret:
NO 911 750 961 MVA

N-7620 Skogn, Norway
Telephone: +47 74 08 70 00
Telefax: +47 74 08 71 00
Register of business enterprises:
NO 911 750 961 VAT

Sale of own shares

In connection with Norske Skog's bonus programme, 458 shares have today been sold to a primary insider in Norske Skog (new holding):

David Kirk, 458 shares (1,642 shares)

The shares represent partly payment of his bonus, and in accordance with agreements they shall be sold at the average price of the share during the period February 1 – 15, which was NOK 157.50.

Norske Skog's holding of its own shares, after this sale, is 888,604 shares.

Skogn, 03.04.2002
NORSKE SKOGINDUSTRIER ASA

Jarle Langfjæran
Vice President Investor Relations